UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 8-K/A

(Amendment No. 1)

_________________________

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2019 (March 1, 2019)

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Xenetic Biosciences, Inc.

(Exact name of registrant as specified in charter)

Nevada	001-37937	45-2952962
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

40 Speen Street, Suite 102
Framingham, Massachusetts	01701
(Address of principal executive offices)	(Zip Code)

(781) 778-7720

(Registrant’s telephone number, including area code)

___________________________________________________________

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (17 CFR §230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (17 CFR §240.12b-2).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.001 par value per share	XBIO	The NASDAQ Stock Market LLC

Explanatory Note

This Current Report on Form 8-K/A (Amendment No. 1) amends the Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) by Xenetic Biosciences, Inc. (the “Company”) on March 4, 2019 (the “Original 8-K”) announcing, among other things, the signing of an agreement to acquire the novel CAR T (“Chimeric Antigen Receptor T Cell”) platform technology, called “XCART,” a proximity-based screening platform capable of identifying CAR constructs that can target patient-specific tumor neoantigens, with a demonstrated proof of mechanism in B-cell Non-Hodgkin lymphomas.

This Amendment No. 1 is being filed solely for the purpose of replacing Exhibit 2.1 and Exhibit 10.1 from the Original 8-K with a new Exhibit 2.1 and Exhibit 10.1 in connection with the SEC’s new rules and procedures for exhibits containing immaterial, competitively harmful information and the Company’s withdrawal of its confidential treatment request pertaining to the same exhibits.

Except as specifically provided otherwise herein, this Amendment No. 1 does not reflect events occurring after the date of the filing of the Company's Original 8-K, or modify or update those disclosures that may have been affected by subsequent events. Accordingly, this Amendment No. 1 should be read in conjunction with the Original 8-K.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the Transaction, the Company has filed with the Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4 that includes a combined preliminary proxy statement/prospectus. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents the Company may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE DOCUMENTS, ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED BY THE COMPANY WITH THE SEC IN CONNECTION WITH THE TRANSACTION, BECAUSE THESE DOCUMENTS CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of these materials and other documents filed with the SEC by the Company through the website maintained by the SEC at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed by the Company with the SEC by directing a written request to Xenetic Biosciences, Inc., 40 Speen Street, Suite 102, Framingham, MA 01701 or by calling 781-778-7720.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. The Company, its respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from shareholders of the Company in connection with the Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the relevant materials when filed with the SEC. Information regarding the directors and executive officers of the Company is contained in its proxy statement for its 2018 annual meeting of stockholders, filed with the SEC on November 13, 2018, its Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on March 29, 2019, as amended on April 30, 2019, and its Registration Statement on Form S-4, including a proxy statement/prospectus, which was filed on March 29, 2019. These documents can be obtained free of charge from the sources indicated above.

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Item 9.01.        Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Share Purchase Agreement*†
10.1	OPKO Assignment Agreement†
10.2	Voting Agreement – Pharmsynthez**
10.3	Voting Agreement – OPKO**
10.4	Voting Agreement – Dr. Genkin**
99.1	Press release dated March 4, 2019**
99.2	Corporate Presentation**

*       Schedules and similar attachments to the Share Purchase Agreement, dated as of March 1, 2019, have been omitted pursuant to Item 601(b)(2) of Regulation S-K. The registrant hereby undertakes to furnish on a supplemental basis a copy of any omitted schedules and similar attachments to the Securities and Exchange Commission upon request.

**        Previously filed.

† Portions of this exhibit have been omitted pursuant to Rule 601(b)(10) of Regulation S-K.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

XENETIC BIOSCIENCES, INC.

By: /s/ James Parslow
Date: May 13, 2019	Name: James Parslow
Title: Chief Financial Officer

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